[LETTERHEAD OF OMNICARE, INC.]

VIA EDGAR AND FACSIMILE (202-772-9198)

April 9, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D.C.  20549

Re:      Omnicare, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 001-08269

Dear Mr. Rosenberg:

This letter constitutes the response on behalf of Omnicare, Inc. (the “Company” or “Omnicare”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) that were contained in your letter dated March 29, 2010 to Mr. John L. Workman, Executive Vice President and Chief Financial Officer of Omnicare, relating to the Omnicare Form 10-K for Fiscal Year Ended December 31, 2009 (the “10-K”).  In this letter, each of the Staff’s comments is indicated in italics, followed by a response to the comment on behalf of the Company.

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Item 7.  Managements Discussion And Analysis Of Financial Condition And Results Of Operations

Critical Accounting Policies

Allowance for doubtful accounts, page 78

1.
We note that you commenced legal action in 2007 against a group of customers for payment of past due receivables, which equaled $95 million as of December 31, 2009.  You state that a significant portion of the receivables is not allowed for.  Please tell us the relevant facts and circumstances that led to your conclusion that an allowance was not necessary under ASC 310-10-35.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
April 9, 2010

The dispute referenced in this particular disclosure cited by the Staff is with a group of customers (the “Group”) that is currently being actively serviced by Omnicare.  The disputed matter contributing to the delinquent payments from the Group relates primarily to 2007 and prior years’ business, and the Group continues to make payments on current business activities.  The Company records current revenues from the Group giving consideration to applicable revenue recognition authoritative literature.  Based on the input and advice received from the legal counsel involved in this ongoing matter, and considering the financial condition of the Group, to the extent known to the Company, the Company believes that the Group has the financial wherewithal to make good on its contractual obligations with Omnicare.  In the meantime, the Company has established reserves against the noted delinquent outstanding receivables in keeping with the authoritative guidance in ASC 310-10-35.  In that regard, the Company developed its best estimate of the potential exposure associated with these receivables, based on the relevant facts and circumstances and considering the best information available, including the input and advice of legal counsel, and established a reserve on its books in that amount.  Omnicare respectfully submits that it has not disclosed this best estimate amount given the confidential nature of that information in relation to its ongoing litigation with the Group.  The Company believes it has valid claims based on supportable contractual rights to the amounts it has recorded in its financial statements, and continues to proactively meet with and pursue the matter with the Group and through its ongoing litigation.  Further, Omnicare has disclosed the maximum exposure by including the total receivables balance in its 10-K.

Inventory, page 81

2.	We note that you receive discounts, rebates and other price concessions from pharmaceutical manufacturers. Please address the following:

a)	Disclose the nature and amount of each accrual at the balance sheet date and the factors that you consider in estimating each accrual;

The Company does not believe its “dead-net” cost [i.e., the gross cost of product, net of any discounts, rebates and/or price concessions (the “Discounts”)] would change significantly regardless of whether these Discounts are paid to the Company in the form of a post purchase discount (“PPD”)/rebate, or if they are realized through lower upfront pricing paid for the related product.  The Company has experienced numerous instances whereby Discounts have moved to lower upfront pricing with no significant change to the respective “dead-net” cost of the related product.  Further, it would be challenging to draw any meaningful conclusions when comparing and analyzing information of this nature from company to company, based on the differing nature of contracts which can be in place between any one company and its respective vendors (i.e., upfront discount contracts versus PPD/rebate contracts, etc.).

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
April 9, 2010

In preparing the 10-K, the Company recorded Discount receivables, and the related corresponding reductions to cost of goods sold or inventories on the accrual basis of accounting, giving proper consideration to whether those Discounts had been earned based on the terms of any applicable arrangements, and giving proper consideration to relevant authoritative accounting literature (including ASC 605-50 and the 5% balance sheet disclosure thresholds established by SEC guidance at S-X 5-02.8.)  The Company has not disclosed such Discount amounts as it has determined these amounts are not material.  Further, the Company respectfully submits that the related balance sheet and income statement amounts related to such Discounts are highly competitive, proprietary, and confidential in nature.

b)
Disclose the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis; and

The amounts recorded in the consolidated financial statements of the Company each year relating to Discounts are based on detailed computations performed by the Omnicare centralized Purchasing Department, giving consideration to the terms of any applicable underlying arrangements, as well as the actual product on hand at year end for inventories.  As previously discussed in more detail at 2.a) above, the Company does not believe its “dead-net” cost would change significantly regardless of whether these Discounts are paid to the Company in the form of a PPD/rebate or via lower upfront pricing paid for the applicable product.  The year-over-year out of period adjustments were not considered material in any of the years presented in the 10-K, and have typically fallen within a variance range of 0.0% to 0.3% over the last five years, compared to gross profit (which is the section of the income statement where the Discounts are recorded).  Further, the Company does not have any reason to believe that adjustments in future years relating to the years included in the 10-K will be material based on this historical experience (particularly when considering the objective and largely formulaic nature of the computations used to properly account for Discounts in the Company’s financial statements).

c)	Provide a roll forward of each accrual for the periods presented showing the following:
•	Beginning balance,
•	Current estimate related to purchases made in current period,
•	Current estimate related to purchases made in prior periods,
•	Actual payments received in current period related to purchases made in current period,
•	Actual payments received in current period related to purchases made in prior periods, and
•	Ending balance.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
April 9, 2010

The Company routinely analyzes the information requested by the Staff as part of its financial closing cycles.  Based upon a review of the relevant authoritative accounting guidance, including ASC 605-50 and the 5% balance sheet disclosure thresholds established by SEC  guidance at S-X 5-02.8, Omnicare concluded that disclosures of the nature referenced in the Staff’s question at 2.c) above were not required in the 10-K.  As previously discussed, the year-over-year out of period adjustments for years reflected in the 10-K were not material, nor does the Company have any reason to believe that adjustments in future years relating to the years in the 10-K will be material based on its historical experience. Finally, the roll forward information is not disclosed in the Company’s 10-K based on immateriality.  Further, the Company respectfully submits that this information is highly competitive, proprietary and confidential in nature.

Goodwill, page 81

3.
For reporting units in which the estimated fair value is not substantially in excess of the carrying amount and therefore are at risk of failing step one of the impairment test, please revise your disclosure to include the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	The amount of goodwill allocated to the reporting unit;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•
A discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time);

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and
•	Tell us how you considered your market capitalization when determining the fair value of your reporting units.

Omnicare has three reporting units, which had estimated fair values ranging from 12% to 37% in excess of the corresponding carrying amount for the respective reporting unit.  As such, the Company concluded that, given the substantial amount of the excess of fair value over carrying value, none of these reporting units were considered to be “at risk” in the goodwill impairment analysis performed in connection with the Company’s 10-K filing.  Accordingly, the Company concluded that none of the disclosures referenced above in the Staff’s question were considered to be necessary in the Company’s 10-K filing.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
April 9, 2010

The Company uses a reputable, nationally recognized third-party firm to conduct its annual goodwill impairment testing.  The valuation technique used for determining fair value is based on a blending of fair values derived using a model which gives weighted consideration to both the estimated future discounted cash flow streams of the reporting units, as well as market comparisons to peer groups relating to the reporting units.

In considering how Omnicare’s overall market capitalization correlated to the fair values assigned to the reporting units, key factors considered included, but were not necessarily limited to, the Company’s recent operating cash flow performance, and synergies resulting from the Company’s recently implemented hub and spoke operational model.  Importantly, the Company’s consolidated operating cash flows for 2009 totaled $483.8 million, and averaged $475.8 million in each of the three years ended December 31, 2009.  Further, while the general uncertainty surrounding the healthcare industry has recently had an unfavorable bearing on the market capitalization of many healthcare companies, Omnicare has seen a gradual increase in its stock price since the time of performing the annual goodwill impairment analysis included in its 10-K filing.

General

4.
Please note that we intend to review the Part III information that you intend to incorporate by reference into your Form 10-K when filed.  We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

The Company has not yet filed its Proxy Statement, which will incorporate by reference the Part III information referenced above.  We duly note the Staff’s observation that the Part III information will be reviewed by the Staff after it has been filed by Omnicare.

As requested, by way of this letter, the Company acknowledges the following statements to the Staff:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
April 9, 2010

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (859) 392-9068.  Thank you for your attention and consideration.

Very truly yours, /s/ John L. Workman
Executive Vice President & Chief Financial Officer of Omnicare, Inc.

cc:        Joel F. Gemunder, President & Chief Executive Officer of Omnicare, Inc.
Audit Committee of Omnicare Board of Directors
PricewaterhouseCoopers LLP